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Pricing Supplement No. U180
To the Underlying Supplement dated June 24, 2010,
Product Supplement No. U-I dated July 23, 2010,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158199-10 August 20, 2010

$10,139,000 1 Year 8.75% per annum Callable Yield Notes due August 29, 2011 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index

General

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The securities are designed for investors who are mildly bearish, neutral or mildly bullish on the Underlyings. Investors should be willing to lose some or all of their investment if a Knock-In Event occurs with respect to either Underlying. Any payment on the securities is subject to our ability to pay our obligations as they become due.

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Interest will be paid quarterly in arrears at 8.75% per annum. Interest will be calculated on a 30/360 basis, subject to Early Redemption.

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The Issuer may redeem the securities, in whole but not in part, on any Interest Payment Date occurring on or after November 29, 2010. No interest will accrue or be payable following an Early Redemption.

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Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing August 29, 2011.†

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Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.

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The securities priced on August 20, 2010 (the "Trade Date") and are expected to settle on August 27, 2010. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:		Credit Suisse AG ("Credit Suisse"), acting through its Nassau Branch
Underlyings:		Each Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Level and Knock-In Level:
	Underlying	Ticker	Initial Level	Knock-In Level
	S&P 500 Index ("SPX")	SPX	1071.69	750.1830
	Russell 2000 Index ("RTY")	RTY	610.78	427.5460
Interest Rate:		8.75% per annum. Interest will be calculated on a 30/360 basis.
Interest Payment Dates:		Unless redeemed earlier, interest will be paid quarterly in arrears on November 29, 2010, February 28, 2011, May 29, 2011 and the Maturity Date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.
Redemption Amount:		At maturity, the Redemption Amount you will be entitled to receive will depend on the individual performance of each Underlying and whether a Knock-In Event occurs. If the securities are not subject to Early Redemption, the Redemption Amount will be determined as follows:
	•	If a Knock-In Event occurs, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return of the Lowest Performing Underlying. In this case, the Redemption Amount will be less than or equal to $700 per $1,000 principal amount of securities and you could lose your entire investment.
	•	If a Knock-In Event does not occur, the Redemption Amount will equal the principal amount of the securities you hold.
Any payment you will be entitled to receive at maturity is subject to our ability to pay our obligations as they become due.
Early Redemption:		The Issuer may redeem the securities in whole, but not in part, on any Interest Payment Date occurring on or after November 29, 2010 upon at least five business days notice at 100% of the principal amount of the securities, together with the interest payable on that Interest Payment Date.
Knock-In Event:		A Knock-In Event will occur if the closing level of either Underlying is less than or equal to its Knock-In Level on the Valuation Date.
Knock-In Level:		The Knock-In Level for each Underlying is set forth in the table above.
Lowest Performing Underlying:		The Underlying with the lowest Underlying Return.
Underlying Return:		For each Underlying, the Underlying Return will be calculated as follows:
Final Level — Initial Level Initial Level
Initial Level:		For each Underlying, the closing level of such Underlying on the Trade Date, as set forth in the table above.
Final Level:		For each Underlying, the closing level of such Underlying on the Valuation Date.
Valuation Date:†		August 24, 2011
Maturity Date:†		August 29, 2011
Listing:		The securities will not be listed on any securities exchange.
CUSIP:		22546EYK4

†    Subject to postponement if the scheduled Maturity Date is not a business day or the scheduled Valuation Date is not an underlying business day for either Underlying and in the event of a market disruption event in respect of either Underlying as described in the accompanying product supplement under "Description of the Securities—Market disruption events."

Investing in the securities involves a number of risks. See "Selected Risk Considerations" in this pricing supplement and "Risk Factors" beginning on page PS-3 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer

Per security	$1,000.00	$15.00	$985.00

Total	$10,139,000.00	$152,085.00	$9,986,915.00

(1) We or one of our affiliates will pay discounts and commissions of $15 per $1,000 principal amount of securities in connection with the distribution of the securities. For more detailed information, please see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The agent for this offering, Credit Suisse Securities (USA) LLC ("CSSU"), is our affiliate. For more information, see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee

Notes	$10,139,000.00	$722.91

Credit Suisse

August 20, 2010

Additional Terms Specific to the Securities

You should read this pricing supplement together with the underlying supplement dated June 24, 2010, the product supplement dated July 23, 2010, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

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  Underlying supplement dated June 24, 2010:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746910006110/a2199225z424b2.htm

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  Product supplement No. U-I dated July 23, 2010:

    http://www.sec.gov/Archives/edgar/data/1053092/000089109210002984/e39475_424b2.htm

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  Prospectus supplement dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

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  Prospectus dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contain the terms of the securities and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the product supplement and "Selected Risk Considerations" in this pricing supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Hypothetical Redemption Amounts and Total Payments on the Securities

The table and examples below illustrate hypothetical Redemption Amounts payable at maturity and, in the case of the table, total payments over the term of the securities (which include both payments at maturity and the total interest paid on the securities) on a $1,000 investment in the securities for a range of Underlying Returns of the Lowest Performing Underlying. The table and examples assume that the securities are not redeemed prior to maturity and reflect the Interest Rate applicable to the securities is 8.75% per annum and the Knock-In Level for each Underlying is 70% of the Initial Level of such Underlying. In addition, the examples below assume that the Initial Level is 1100 for SPX and 610 for RTY. The examples are intended to illustrate hypothetical calculations of only the Redemption Amount and do not illustrate the calculation or payment of any individual interest payment. The Redemption Amounts and total payment amounts set forth below are provided for illustration purposes only. The actual Redemption Amounts and total payments applicable to a purchaser of the securities will depend the Final Level of the Lowest Performing Underlying determined on the Valuation Date. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, whether and by how much the Final Level of the Lowest Performing Underlying will decrease in comparison to its Initial Level. Any payment you will be entitled to receive is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Table: Hypothetical total payments on the securities at maturity.

Principal Amount of Securities	Underlying Return of the Lowest Performing Underlying	Redemption Amount	Total Interest Payment	Total Payment
$1,000	100%	$1,000	$87.50	$1,087.50
$1,000	90%	$1,000	$87.50	$1,087.50
$1,000	80%	$1,000	$87.50	$1,087.50
$1,000	70%	$1,000	$87.50	$1,087.50
$1,000	60%	$1,000	$87.50	$1,087.50
$1,000	50%	$1,000	$87.50	$1,087.50
$1,000	40%	$1,000	$87.50	$1,087.50
$1,000	30%	$1,000	$87.50	$1,087.50
$1,000	20%	$1,000	$87.50	$1,087.50
$1,000	10%	$1,000	$87.50	$1,087.50
$1,000	0%	$1,000	$87.50	$1,087.50
$1,000	-10%	$1,000	$87.50	$1,087.50
$1,000	-20%	$1,000	$87.50	$1,087.50
$1,000	-30%	$700	$87.50	$787.50
$1,000	-40%	$600	$87.50	$687.50
$1,000	-50%	$500	$87.50	$587.50
$1,000	-60%	$400	$87.50	$487.50
$1,000	-70%	$300	$87.50	$387.50
$1,000	-80%	$200	$87.50	$287.50
$1,000	-90%	$100	$87.50	$187.50
$1,000	-100%	$0	$87.50	$87.50

The following examples illustrate how the Redemption Amount is calculated.

Example 1:

Underlying	Initial Level	Final Level
SPX	1100	1210 (110% of Initial Level)
RTY	610	427 (70% of Initial Level)

Since the closing level of RTY on the Valuation Date is equal to its Knock-In Level, a Knock-In Event occurs. RTY is also the Lowest Performing Underlying.

Therefore, the Underlying Return of the Lowest Performing Underlying will equal:

Final Level of RTY – Initial Level of RTY Initial Level of RTY
= (427 – 610) / 610 = -0.30

The Redemption Amount = principal amount of the securities × (1 + Underlying Return of the Lowest Performing Underlying)

= $1,000 × (1 – 0.30) = $700

Example 2:

Underlying	Initial Level	Final Level
SPX	1100	550 (50% of Initial Level)
RTY	610	427 (70% of Initial Level)

Since the closing level of RTY on the Valuation Date is equal to its Knock-In Level and the closing level of SPX on the Valuation Date is less than its Knock-In Level, a Knock-In Event occurs. SPX is the Lowest Performing Underlying because it is the Underlying with the lowest Underlying Return.

Therefore, the Underlying Return of the Lowest Performing Underlying will equal:

Final Level of SPX – Initial Level of SPX Initial Level of SPX
= (550 – 1100) / 1100 = -0.50

The Redemption Amount = principal amount of the securities × (1 + Underlying Return of the Lowest Performing Underlying)

= $1,000 × (1 – 0.50) = $500

Example 3:

Underlying	Initial Level	Final Level
SPX	1100	1210 (110% of Initial Level)
RTY	610	671 (110% of Initial Level)

Since the closing level of each Underlying on the Valuation Date is not less than or equal to its Knock-In Level, a Knock-In Event does not occur.

Therefore, the Redemption Amount equals $1,000.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlyings. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

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  YOU MAY RECEIVE LESS THAN THE PRINCIPAL AMOUNT AT MATURITY – You may receive less at maturity than you originally invested in the securities, or you may receive nothing, excluding any accrued or unpaid interest. If the Final Level of either Underlying is less than its Knock-In Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. In this case, the Redemption Amount you will be entitled to receive will be less than the principal amount of the securities, and you will lose your entire investment if the level of the Lowest Performing Underlying falls to zero. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, whether and by how much the Final Level of the Lowest Performing Underlying will decrease in comparison to its Initial Level. Any payment you will be entitled to receive at maturity is subject to our ability to pay our obligations as they become due.

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  THE SECURITIES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST, AT MATURITY OR UPON EARLY REDEMPTION – The securities will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon early redemption. If the Final Level of each Underlying is greater than its respective Initial Level, you will not receive the appreciation of either Underlying. Assuming the securities are held to maturity and the term of the securities is exactly 1 year, the maximum amount payable with respect to the securities is $1,087.50 for each $1,000 principal amount of securities.

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  THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the securities will be based on the performance of the Underlyings, the payment of any amount due on the securities, including any applicable interest payments, early redemption payment or payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market's view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

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  IF A KNOCK-IN EVENT OCCURS, YOUR RETURN WILL BE BASED ON THE INDIVIDUAL PERFORMANCE OF THE LOWEST PERFORMING UNDERLYING – If a Knock-In Event occurs, your return will be based on the individual performance of the Lowest Performing Underlying. In such case, your return will be negative even if a Knock-In Event occurs with respect to only one Underlying and the Final Level of only one Underlying is at or below its Knock-In Level.

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  THE SECURITIES ARE SUBJECT TO A POTENTIAL EARLY REDEMPTION, WHICH WOULD LIMIT YOUR ABILITY TO ACCRUE INTEREST OVER THE FULL TERM OF THE SECURITIES – The securities are subject to a potential early redemption. The securities may be redeemed on any Interest Payment Date occurring on or after November 29, 2010 upon at least five business days notice. If the securities are redeemed prior to the Maturity Date, you will be entitled to receive the principal amount of your securities and any accrued but unpaid interest payable on such Interest Payment Date. In this case, you will lose the opportunity to continue to accrue and be paid interest from the date of Early Redemption to the scheduled Maturity Date. If the securities are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that yield as much interest as the securities.

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  SINCE THE SECURITIES ARE LINKED TO THE PERFORMANCE OF MORE THAN ONE UNDERLYING, YOU WILL BE FULLY EXPOSED TO THE RISK OF FLUCTUATIONS IN THE LEVEL OF EACH UNDERLYING – Since the securities are linked to the performance of more than one Underlying, the securities will be linked to the individual performance of each Underlying. Because the securities are not linked to a basket, in which case the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a basket, the return would depend on the weighted aggregate performance of the basket components as reflected by the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, to the extent of the weightings of such components in the basket. However, in the case of securities linked to the lowest performing of each of two Underlyings, the individual performance of each Underlying is not combined to calculate your return and the depreciation of either Underlying is not mitigated by the appreciation of the other Underlying. Instead, the Redemption Amount payable at maturity depends on the lowest performing of the two Underlyings to which the securities are linked.

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  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your securities, the original issue price of the securities includes the agent's commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

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  NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYINGS – Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings. The return on your investment, which is based on the percentage change in the Underlyings, is not the same as the total return based on the purchase of shares of the equity securities that comprise the Underlyings.

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  NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlyings.

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  LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES – In addition to the levels of the Underlyings on any trading day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

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    the expected volatility of the Underlyings;

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    the time to maturity of the securities;

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    the Early Redemption feature, which is likely to limit the value of the securities;

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    interest and yield rates in the market generally;

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    investors' expectations with respect to the rate of inflation;

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    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the components comprising the Underlyings, or markets generally and which may affect the levels of the Underlyings; and

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    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

    Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlyings and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to "Use of Proceeds and Hedging" in the accompanying product supplement.

Historical Information

The following graphs set forth the historical performance of the Underlyings based on the closing levels of such Underlyings from January 1, 2005 through August 20, 2010. The closing level of the S&P 500 Index on August 20, 2010 was 1071.69. The closing level of the Russell 2000 Index on August 20, 2010 was 610.78. We obtained the closing levels below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. You should not take the historical levels of the Underlyings as an indication of future performance of the Underlyings or the securities. The levels of either of the Underlyings may decrease so that a Knock-In Event occurs and at maturity you will receive a Redemption Amount equal to less than the principal amount of the securities. Any payment on the securities is subject to our ability to pay our obligations as they become due. We cannot give you any assurance that the Final Level of each Underlying will remain above its Knock-In Level. If the closing level of either Underlying on the Valuation Date is less than or equal to its Knock-In Level, then you will lose money on your investment.

For further information on the Underlyings, please refer to the accompanying underlying supplement.

Historical Performance of the S&P 500 Index

Historical Performance of the Russell 2000 Index

Supplemental Information Regarding Certain United States Federal Income Tax Considerations

The amount of the stated interest rate on the security that constitutes interest on the Deposit (as defined in the accompanying product supplement) equals 0.4219%, and the remaining balance constitutes the Put Premium (as defined in the accompanying product supplement). Please refer to "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU. The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU proposes to offer the securities at the offering price set forth on the cover page of this pricing supplement and will receive the underwriting discounts and commissions of $15 per $1,000 principal amount of securities in connection with the distribution of the securities. CSSU may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

We expect that delivery of the securities will be made against payment for the securities on or about August 27, 2010, which will be the fifth business day following the Trade Date for the securities (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the Trade Date or the following business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

CSSU is our affiliate. In accordance with NASD Rule 2720, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities. For further information, please refer to "Underwriting (Conflicts of Interest)" in the accompanying product supplement.

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